UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Third Quarter 2021 Consolidated Results
2.	Third Quarter 2021 Consolidated Earnings Results Presentation

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States. As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Bogotá, November 17th, 2021. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 779.7 billion (Ps 35.0 pesos per share) for 3Q2021 versus a Ps 690.9 billion (Ps 31.0 pesos per share) figure reported for 3Q2020. ROAE was 14.2% and ROAA was 1.4% for 3Q2021.

Key results of the quarter:

•	As Colombia’s economy continues to recuperate, it grew 10.3% year-on-year in the first nine months of 2021. During the third quarter, the GDP expanded by 13.2% (unadjusted for seasonality; 12.9% adjusted) when compared to 2020’s third quarter. Central America’s economies are also expanding robustly with annual growth projections of approximately 8% during 2021.

•	As a result of the tax increase in the recently passed tax reform, Grupo Aval’s consolidated deferred tax liability increased approximately 485 billion pesos, which resulted in a one-time 200 billion tax expense adjustment in the company’s third quarter attributable net income. Including this adjustment, Grupo Aval posted attributable net income for the quarter of 780 billion pesos or 35 pesos per share (980 billion pesos excluding the adjustment for taxes). In fact, Grupo Aval registered its best pre-tax income results ever for a quarter.

•	For the first nine months, Grupo Aval’s attributable net income amounted to 2.5 trillion pesos, an increase of approximately 50% versus the same period of 2020, return on average equity approximated 16% and return on average assets equaled 1.7%. For the third quarter, ROAE was 14.2% and ROAA was 1.4%.

•	Net fee income increased by 9.8% during the first nine months and by approximately 12% when compared with the same quarter in 2020. Grupo Aval’s consolidated fee income ratio for the quarter was 23.6%, an increase of 200 bps when compared to the previous quarter and 240 bps when compared to the same quarter of 2020.

•	Although income from infrastructure projects decreased by 117 billion pesos when compared to the third quarter of 2020, during the first nine months income from infrastructure increased by 21% when compared to the first nine months of 2020.

•	Aval’s consolidated total net interest margin and its loans interest margin held steady at approximately 4.9% and 5.8%, when compared to the previous quarter.

•	Driven by retail lending, Aval’s consolidated loan portfolio grew 8.6% during the first nine months of the year and 2.4% in the quarter, while 30 day past due loans and 90 days past due loans, as a percentage of total loans, decreased by approximately 50 basis points each.

•	Cost of risk for the quarter was 1.5%, an improvement of almost 50 bps versus the previous quarter and 140 bps versus the same quarter in 2020. For the first nine months, cost of risk improved by 80 bps versus the same period in 2020.

•	Grupo Aval’s banks ended the quarter with Core Equity Tier 1 ratios of between 9.3% and 12.7% and total solvency ratios of between 11.7% and 13.5%.

2

Bogotá, November 17th, 2021. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 779.7 billion (Ps 35.0 pesos per share) for 3Q2021 versus a Ps 690.9 billion (Ps 31.0 pesos per share) figure reported for 3Q2020. ROAE was 14.2% and ROAA was 1.4% for 3Q2021.

	COP $tn	3Q20	2Q21	3Q21	3Q21 vs 3Q20	3Q21 vs 2Q21
Balance Sheet	Gross Loans	$ 210.0	$ 213.8	$ 219.0	4.3%	2.4%
	Deposits	$ 217.1	$ 225.8	$ 225.2	3.7%	-0.3%
	Deposits/Net Loans	1.07 x	1.10 x	1.07 x	NS	-0.03 x

Loan Quality	90 days PDLs / Gross Loans	3.2%	3.4%	3.1%	(11) bps	(32) bps
	Allowance/90 days PDLs	1.48 x	1.54 x	1.64 x	0.17 x	0.10 x
	Cost of risk	2.9%	2.0%	1.5%	(140) bps	(47) bps

Profitability	Net interest margin	5.1%	4.9%	4.9%	(14) bps	1 bps
	Fee income Ratio	21.2%	21.6%	23.6%	237 bps	198 bps
	Efficiency Ratio	44.0%	45.4%	47.1%	312 bps	172 bps
	Attributable net income	$ 0.69	$ 0.95	$ 0.78	12.9%	-17.9%
	ROAA	1.5%	2.0%	1.4%	(10) bps	(62) bps
	ROAE	13.6%	18.2%	14.2%	68 bps	(391) bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

3

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Cash and cash equivalents	39,012.4	35,613.6	35,892.4	0.8%	-8.0%
Trading assets	10,544.5	11,387.4	10,820.0	-5.0%	2.6%
Investment securities	35,710.4	41,889.0	42,844.9	2.3%	20.0%
Hedging derivatives assets	35.1	39.7	40.5	2.0%	15.6%
Total loans, net	202,591.1	205,293.6	210,730.5	2.6%	4.0%
Tangible assets	9,395.2	8,873.8	8,833.7	-0.5%	-6.0%
Goodwill	8,405.5	8,221.9	8,325.2	1.3%	-1.0%
Concession arrangement rights	8,451.5	10,025.0	10,470.7	4.4%	23.9%
Other assets	19,719.4	22,907.8	23,747.2	3.7%	20.4%
Total assets	333,865.1	344,251.8	351,705.2	2.2%	5.3%
Trading liabilities	1,381.2	759.6	762.4	0.4%	-44.8%
Hedging derivatives liabilities	191.6	52.4	49.8	-4.9%	-74.0%
Customer deposits	217,117.8	225,773.4	225,160.9	-0.3%	3.7%
Interbank borrowings and overnight funds	8,364.4	9,824.7	14,965.7	52.3%	78.9%
Borrowings from banks and others	23,546.5	20,397.3	21,282.4	4.3%	-9.6%
Bonds issued	29,510.9	29,941.5	30,629.7	2.3%	3.8%
Borrowings from development entities	3,990.0	3,718.4	3,512.0	-5.6%	-12.0%
Other liabilities	14,337.4	16,835.1	16,941.4	0.6%	18.2%
Total liabilities	298,439.8	307,302.4	313,304.3	2.0%	5.0%
Equity attributable to owners of the parent	20,812.7	21,455.5	22,338.8	4.1%	7.3%
Non-controlling interest	14,612.6	15,493.9	16,062.0	3.7%	9.9%
Total equity	35,425.3	36,949.4	38,400.8	3.9%	8.4%
Total liabilities and equity	333,865.1	344,251.8	351,705.2	2.2%	5.3%

Consolidated Statement of Income	3Q20	2Q21	3Q21	Δ
Interest income	5,108.8	4,798.3	4,973.5	3.7%	-2.6%
Interest expense	2,079.5	1,645.4	1,726.8	5.0%	-17.0%
Net interest income	3,029.3	3,152.9	3,246.7	3.0%	7.2%
Loans and other accounts receivable	1,615.3	1,171.2	941.6	-19.6%	-41.7%
Other financial assets	12.8	(8.3)	6.2	-174.9%	-51.2%
Recovery of charged-off financial assets	(89.4)	(118.5)	(122.1)	3.1%	36.6%
Net impairment loss on financial assets	1,538.7	1,044.4	825.7	-20.9%	-46.3%
Net interest income, after impairment losses	1,490.7	2,108.5	2,421.0	14.8%	62.4%
Net income from commissions and fees	1,267.3	1,304.9	1,419.7	8.8%	12.0%
Gross profit from sales of goods and services	734.2	940.9	710.8	-24.4%	-3.2%
Net trading income	201.3	269.0	243.2	-9.6%	20.8%
Net income from other financial instruments mandatory at FVTPL	59.7	62.8	62.8	0.0%	5.2%
Total other income	679.5	306.9	333.7	8.7%	-50.9%
Total other expenses	2,625.4	2,739.2	2,833.2	3.4%	7.9%
Net income before income tax expense	1,807.2	2,253.8	2,358.1	4.6%	30.5%
Income tax expense	565.5	538.8	1,147.8	113.0%	103.0%
Net income for the period	1,241.7	1,715.0	1,210.3	-29.4%	-2.5%
Non-controlling interest	550.8	765.5	430.5	-43.8%	-21.8%
Net income attributable to owners of the parent	690.9	949.5	779.7	-17.9%	12.9%

Key ratios	3Q20	2Q21	3Q21	YTD 2020	YTD 2021
Net Interest Margin(1)	4.9%	5.0%	5.0%	5.1%	5.0%
Net Interest Margin (including net trading income)(1)	5.1%	4.9%	4.9%	5.1%	4.8%
Efficiency ratio(2)	44.0%	45.4%	47.1%	47.3%	45.7%
ROAA(3)	1.5%	2.0%	1.4%	1.4%	1.7%
ROAE(4)	13.6%	18.2%	14.2%	11.4%	15.9%

90 days PDL / Gross loans (5)	3.2%	3.4%	3.1%	3.2%	3.1%
Provision expense / Average gross loans (6)	2.9%	2.0%	1.5%	2.8%	1.9%
Allowance / 90 days PDL (5)	1.48	1.54	1.64	1.48	1.64
Allowance / Gross loans	4.7%	5.3%	5.1%	4.7%	5.1%
Charge-offs / Average gross loans (6)	2.7%	2.1%	2.2%	2.2%	2.3%

Total loans, net / Total assets	60.7%	59.6%	59.9%	60.7%	59.9%
Deposits / Total loans, net	107.2%	110.0%	106.8%	107.2%	106.8%
Equity / Assets	10.6%	10.7%	10.9%	10.6%	10.9%
Tangible equity ratio (7)	7.9%	8.1%	8.3%	7.9%	8.3%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	891.0	1,139.0	1,090.0	891.0	1,090.0
Preferred share price (EoP)	898.0	1,083.0	1,119.0	898.0	1,119.0
BV/ EoP shares in Ps.	934.1	963.0	1,002.6	934.1	1,002.6
EPS	31.0	42.6	35.0	76.9	113.1

P/E (8)	7.2	6.4	8.0	8.8	7.4
P/BV (8)	1.0	1.1	1.1	1.0	1.1

(1)	NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets;

(2)	Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income;

(3)	ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter;

(4)	ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter;

(5)	PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds;

(6)	Refers to average gross loans for the period;

(7)	Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions);

(8)	Based on Preferred share prices.

4

Statement of Financial Position Analysis

1. Assets

Total assets as of September 30th, 2021 totaled Ps 351,705.2 billion showing an increase of 5.3% versus September 30th, 2020 and of 2.2% versus June 30th, 2021. Growth in assets was mainly driven by (i) a 4.0% year over year growth in total loans, net to Ps 210,730.5 billion, (ii) a 20.0% yearly growth for investment securities to Ps 42,844.9 billion and (iii) a 20.4% year over year growth in other assets, net to Ps 23,747.2 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 5.9% versus September 30th, 2020 and 1.5% versus June 30th, 2021; for total loans, net growth would have been 4.6% versus September 30th, 2020 and 2.0% versus June 30th, 2021; for investment securities growth would have been 20.7% versus September 30th, 2020 and 1.6% versus June 30th, 2021; and for other assets 20.6% versus September 30th, 2020 and 3.5% versus June 30th, 2021.

1.1 Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 4.3% between September 30th, 2020 and September 30th, 2021 to Ps 219,005.8 billion (4.8% excluding FX) mainly driven by (i) a 10.0% increase in Consumer loans to Ps 73,160.1 billion (10.6% excluding FX), (ii) a 6.7% increase in Mortgages loans to Ps 27,690.2 billion (7.6% excluding FX) and (iii) a 0.5% increase in Commercial loans to Ps 117,827.5 billion (1.0% excluding FX).

Interbank & overnight funds increased by 14.5% to Ps 2,877.1 billion (15.3% excluding FX) during the last twelve months.

Loss allowance was Ps 11,152.5 billion as of September 30th, 2021 taking net loans to Ps 210,730.5 billion.

Total loans, net	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Gross loans
Commercial loans	117,186.3	116,094.0	117,827.5	1.5%	0.5%
Consumer loans	66,513.4	70,562.4	73,160.1	3.7%	10.0%
Mortgages loans	25,954.0	26,831.3	27,690.2	3.2%	6.7%
Microcredit loans	373.8	337.0	328.0	-2.7%	-12.3%
Gross loans	210,027.5	213,824.8	219,005.8	2.4%	4.3%
Interbank & overnight funds	2,512.1	2,725.7	2,877.1	5.6%	14.5%
Total gross loans	212,539.7	216,550.5	221,882.9	2.5%	4.4%
Loss allowance	(9,948.6)	(11,256.9)	(11,152.5)	-0.9%	12.1%
Allowance for impairment of commercial loans	(4,794.7)	(5,533.9)	(5,531.4)	0.0%	15.4%
Allowance for impairment of consumer loans	(4,547.6)	(4,909.2)	(4,775.5)	-2.7%	5.0%
Allowance for impairment of mortgages	(494.6)	(692.5)	(728.7)	5.2%	47.3%
Allowance for impairment of microcredit loans	(111.7)	(121.3)	(117.0)	-3.6%	4.7%
Total loans, net	202,591.1	205,293.6	210,730.5	2.6%	4.0%

5

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
General purpose	82,341.5	83,041.8	84,067.0	1.2%	2.1%
Working capital	18,987.3	17,868.2	18,579.8	4.0%	-2.1%
Financial leases	10,930.4	10,772.6	10,916.2	1.3%	-0.1%
Funded by development banks	3,932.9	3,619.5	3,398.2	-6.1%	-13.6%
Overdrafts	726.7	524.6	571.7	9.0%	-21.3%
Credit cards	267.5	267.3	294.5	10.2%	10.1%
Commercial loans	117,186.3	116,094.0	117,827.5	1.5%	0.5%
Payroll loans	29,765.7	33,503.0	34,698.4	3.6%	16.6%
Personal loans	11,430.0	11,410.2	11,768.6	3.1%	3.0%
Credit cards	17,261.5	17,429.9	18,185.3	4.3%	5.4%
Automobile and vehicle	7,524.0	7,625.5	7,909.1	3.7%	5.1%
Financial leases	297.9	363.1	357.2	-1.6%	19.9%
Overdrafts	84.7	92.5	103.7	12.1%	22.4%
Other	149.6	138.1	137.9	-0.1%	-7.8%
Consumer loans	66,513.4	70,562.4	73,160.1	3.7%	10.0%
Mortgages	24,232.1	24,919.0	25,704.0	3.2%	6.1%
Housing leases	1,722.0	1,912.3	1,986.2	3.9%	15.3%
Mortgages loans	25,954.0	26,831.3	27,690.2	3.2%	6.7%
Microcredit loans	373.8	337.0	328.0	-2.7%	-12.3%
Gross loans	210,027.5	213,824.8	219,005.8	2.4%	4.3%
Interbank & overnight funds	2,512.1	2,725.7	2,877.1	5.6%	14.5%
Total gross loans	212,539.7	216,550.5	221,882.9	2.5%	4.4%

Over the last twelve months, guaranteed products such as payroll loans have driven our loan portfolio growth in accordance with our banks’ strategies.

In Colombia, gross loans increased by 3.8% during the last twelve months and 1.5% during the quarter. As for Central America, gross loans grew by 5.1% between September 30th, 2020 and September 30th, 2021 and 3.9% in the last quarter; when excluding FX, growth would have been 6.5% and 2.2%, respectively.

Commercial loans increased by 0.5% over the year and grew 1.5% in the last quarter. In Colombia, commercial loans decreased by 1.8% annually and increased 0.2% over the quarter. As for Central America, commercial loans grew by 5.7% over the year and 4.3% in the last quarter; when excluding FX, growth in Central America would have been 7.2% and 2.5%, respectively.

Consumer loans growth over the last year and quarter was mainly driven by payrolls loans. In Colombia, Consumer loans grew by 12.7% during the last twelve months and 3.4% between June 30th, 2021 and September 30th, 2021. Growth of our Central American operations was 5.6% over the year and 4.2% in the last quarter, excluding FX, growth would have been 7.1% during the last twelve months and 2.4% in the quarter.

6

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco AVV Villas showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in commercial loans which grew 12.6% and consumer loans which grew 8.4%.

				Δ
Gross loans / Bank ($)	3Q20	2Q21	3Q21	3Q21 vs. 2Q21	3Q21 vs. 3Q20
Banco de Bogotá	143,624.6	145,860.4	149,513.0	2.5%	4.1%
Domestic	65,374.3	66,746.8	67,282.7	0.8%	2.9%
Central America	78,250.3	79,113.6	82,230.3	3.9%	5.1%
Banco de Occidente	33,191.1	33,971.3	34,666.2	2.0%	4.4%
Banco Popular	21,315.5	21,893.1	22,298.5	1.9%	4.6%
Banco AV Villas	11,841.5	12,332.8	12,775.7	3.6%	7.9%
Corficolombiana	1,803.6	1,766.7	1,812.8	2.6%	0.5%
Eliminations	(1,748.8)	(1,999.5)	(2,060.5)	3.0%	17.8%
Gross loans	210,027.5	213,824.8	219,005.8	2.4%	4.3%
Interbank & overnight funds	2,512.1	2,725.7	2,877.1	5.6%	14.5%
Total gross loans	212,539.7	216,550.5	221,882.9	2.5%	4.4%

Gross loans / Bank (%)	3Q20	2Q21	3Q21
Banco de Bogotá	68.4%	68.2%	68.3%
Domestic	31.1%	31.2%	30.7%
Central America	37.3%	37.0%	37.5%
Banco de Occidente	15.8%	15.9%	15.8%
Banco Popular	10.1%	10.2%	10.2%
Banco AV Villas	5.6%	5.8%	5.8%
Corficolombiana	0.9%	0.8%	0.8%
Eliminations	-0.8%	-0.9%	-0.9%
Gross loans	100%	100%	100%

Of the total gross loans, 62.4% are domestic and 37.6% are foreign. In terms of gross loans (excluding interbank and overnight funds), 62.5% are domestic and 37.5% are foreign (reflecting the Central American operations).

Gross loans	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Domestic
Commercial loans	80,711.6	79,125.0	79,272.7	0.2%	-1.8%
Consumer loans	40,812.4	44,501.7	46,008.6	3.4%	12.7%
Mortgages loans	9,879.4	10,747.4	11,166.2	3.9%	13.0%
Microcredit loans	373.8	337.0	328.0	-2.7%	-12.3%
Interbank & overnight funds	1,222.0	1,434.5	1,742.6	21.5%	42.6%
Total domestic loans	132,999.2	136,145.7	138,518.1	1.7%	4.1%
Foreign
Commercial loans	36,474.7	36,969.0	38,554.7	4.3%	5.7%
Consumer loans	25,701.0	26,060.7	27,151.5	4.2%	5.6%
Mortgages loans	16,074.6	16,083.8	16,524.0	2.7%	2.8%
Microcredit loans	-	-	-	-	-
Interbank & overnight funds	1,290.2	1,291.3	1,134.5	-12.1%	-12.1%
Total foreign loans	79,540.5	80,404.8	83,364.8	3.7%	4.8%
Total gross loans	212,539.7	216,550.5	221,882.9	2.5%	4.4%

7

The quality of our loan portfolio improved during the quarter.

Our 30 days PDL to total loans closed in 4.4% for 3Q21, 4.8% for 2Q21, and 5.2% in 3Q20.

The ratio of 90 days PDL to total loans was 3.1% for 3Q21, 3.4% for 2Q21 and 3.2% for 3Q20.

Commercial loans 30 days PDL ratio was 3.7% for 3Q21, 4.3% for 2Q21 and 4.7% for 3Q20; 90 days PDL ratio was 3.2%, 3.8% and 3.7%, respectively. Consumer loans 30 days PDL ratio was 5.1% for 3Q21, 5.3% for 2Q21 and 5.7% for 3Q20; 90 days PDL ratio was 2.9% for 3Q21, 3.0% for 2Q21 and 2.4% for 3Q20. Mortgages’ 30 days PDL ratio was 5.1% for 3Q21, 4.9% for 2Q21 and 5.7% for 3Q20; 90 days PDL ratio was 2.8%, 2.8% and 2.9%, respectively.

Total gross loans	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
''A'' normal risk	187,840.7	186,543.8	191,096.9	2.4%	1.7%
''B'' acceptable risk	6,934.6	8,646.9	9,232.0	6.8%	33.1%
''C'' appreciable risk	7,518.4	8,780.6	8,955.5	2.0%	19.1%
''D'' significant risk	4,616.5	6,096.3	5,744.5	-5.8%	24.4%
''E'' unrecoverable	3,117.4	3,757.1	3,977.0	5.9%	27.6%
Gross loans	210,027.5	213,824.8	219,005.8	2.4%	4.3%
Interbank and overnight funds	2,512.1	2,725.7	2,877.1	5.6%	14.5%
Total gross loans	212,539.7	216,550.5	221,882.9	2.5%	4.4%

CDE loans / gross loans (*)	7.3%	8.7%	8.5%

Past due loans	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Performing	111,687.5	111,071.3	113,466.0	2.2%	1.6%
Between 31 and 90 days past due	1,131.4	667.1	587.8	-11.9%	-48.1%
+90 days past due	4,367.3	4,355.6	3,773.7	-13.4%	-13.6%
Commercial loans	117,186.3	116,094.0	117,827.5	1.5%	0.5%
Performing	62,734.1	66,827.2	69,393.4	3.8%	10.6%
Between 31 and 90 days past due	2,192.3	1,625.6	1,627.5	0.1%	-25.8%
+90 days past due	1,587.0	2,109.7	2,139.2	1.4%	34.8%
Consumer loans	66,513.4	70,562.4	73,160.1	3.7%	10.0%
Performing	24,480.6	25,519.0	26,280.9	3.0%	7.4%
Between 31 and 90 days past due	730.6	553.2	628.5	13.6%	-14.0%
+90 days past due	742.8	759.1	780.7	2.9%	5.1%
Mortgages loans	25,954.0	26,831.3	27,690.2	3.2%	6.7%
Performing	296.9	229.1	224.3	-2.1%	-24.4%
Between 31 and 90 days past due	36.6	26.8	15.2	-43.3%	-58.5%
+90 days past due	40.3	81.1	88.4	9.0%	119.4%
Microcredit loans	373.8	337.0	328.0	-2.7%	-12.3%
Gross loans	210,027.5	213,824.8	219,005.8	2.4%	4.3%
Interbank & overnight funds	2,512.1	2,725.7	2,877.1	5.6%	14.5%
Total gross loans	212,539.7	216,550.5	221,882.9	2.5%	4.4%

30 Days PDL / gross loans (*)	5.2%	4.8%	4.4%
90 Days PDL / gross loans (*)	3.2%	3.4%	3.1%

Loans by stages (%)	3Q20	2Q21	3Q21

Loans classified as Stage 2 / gross loans	9.4%	13.2%	12.5%
Loans classified as Stage 3 / gross loans	5.6%	6.4%	6.3%
Loans classified as Stage 2 and 3 / gross loans	15.0%	19.6%	18.8%
Allowance for Stage 1 loans / Stage 1 loans	1.1%	1.0%	1.0%
Allowance for Stage 2 loans / Stage 2 loans	13.0%	10.5%	10.0%
Allowance for Stage 3 loans / Stage 3 loans	46.6%	47.7%	48.4%
Allowance for Stage 2 y 3 loans / Stage 2 y 3 loans	25.5%	22.7%	22.8%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

8

Grupo Aval’s coverage over its 90 days PDL was 1.6x for 3Q21 and 1.5x for 2Q21 and 3Q20. Allowance to CDE Loans was 0.6x for 3Q21 and 2Q21, and 0.7x for 3Q20, and allowance to 30 days PDL was 1.2x in 3Q21, 1.1x in 2Q21, and 0.9x in 3Q20. Impairment loss, net of recoveries of charged off assets to average gross loans was 1.5% in 3Q21, 2.0% in 2Q21 and 2.9% in 3Q20. Charge-offs to average gross loans was 2.2% in 3Q21, 2.1% in 2Q21, and 2.7% in 3Q20.

Total gross loans	3Q20	2Q21	3Q21

Allowance for impairment / CDE loans	0.7	0.6	0.6
Allowance for impairment / 30 days PDL	0.9	1.1	1.2
Allowance for impairment / 90 days PDL	1.5	1.5	1.6
Allowance for impairment / gross loans (*)	4.7%	5.3%	5.1%

Impairment loss / CDE loans	0.4	0.3	0.2
Impairment loss / 30 days PDL	0.6	0.5	0.4
Impairment loss / 90 days PDL	1.0	0.6	0.6
Impairment loss / average gross loans (*)	3.1%	2.2%	1.7%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	2.9%	2.0%	1.5%

Charge-offs / average gross loans (*)	2.7%	2.1%	2.2%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 16.0% to Ps 53,665.0 billion between September 30th, 2020 and September 30th , 2021 and 0.7% versus June 30th, 2021. Ps 46,209.3 billion of our total portfolio is invested in debt securities, which increased by 18.2% between September 30th, 2020 and September 30th, 2021 and by 0.8% since June 30th , 2021. Ps 6,758.5 billion of our total investment securities is invested in equity securities, which increased by 13.3% between September 30th, 2020 and September 30th , 2021 and by 0.4% versus June 30th, 2021.

Investment and trading assets	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Debt securities	4,793.5	5,418.1	4,923.6	-9.1%	2.7%
Equity securities	4,565.8	5,264.1	5,199.3	-1.2%	13.9%
Derivative assets	1,185.3	705.2	697.2	-1.1%	-41.2%
Trading assets	10,544.5	11,387.4	10,820.0	-5.0%	2.6%
Investments in debt securities at FVTPL (non compliant with SPPI test)	8.1	6.0	5.3	-10.5%	-34.3%
Debt securities at FVOCI	28,879.6	34,683.1	35,656.0	2.8%	23.5%
Equity securities at FVOCI	1,396.9	1,470.2	1,559.2	6.1%	11.6%
Investments in securities at FVOCI	30,276.5	36,153.3	37,215.2	2.9%	22.9%
Investments in debt securities at AC	5,425.8	5,729.8	5,624.4	-1.8%	3.7%
Investment and trading assets	46,255.0	53,276.5	53,665.0	0.7%	16.0%

9

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 3.8% for 3Q21, 3.8% for 2Q21 and 4.8% in 3Q20.

1.3 Cash and Cash Equivalents

As of September 30th, 2021 cash and cash equivalents had a balance of Ps 35,892.4 billion showing a decrease of 8.0% versus September 30th , 2020 and increasing 0.8% versus June 30th, 2021 (-7.4% and -0.1% excluding FX).

The ratio of cash and cash equivalents to customer deposits was 15.9% at September 30th, 2021, 15.8% at June 30th, 2021, and 18.0% at September 30th , 2020.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of September 30th, 2021 reached Ps 20,574.5 billion, increasing by 11.8% versus September 30th, 2020 and 2.9% versus June 30th, 2021.

Goodwill as of September 30th, 2021 was Ps 8,325.2 billion, decreasing by 1.0% versus September 30th 2020 and increasing 1.3% versus June 30th, 2021.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of September 30th, 2021 reached Ps 12,249.3 billion and grew by 22.6% versus September 30th, 2020 and 4.0% versus June 30th, 2021.

2. Liabilities

As of September 30th, 2021 Total Funding represented 94.3% of total liabilities and other liabilities represented 5.7%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 295,550.7 billion as of September 30th, 2021 showing an increase of 4.6% versus September 30th, 2020 and 2.0% versus June 30th, 2021 (5.1% and 1.4% excluding FX). Total customer deposits represented 76.2% of total funding as of the end of 3Q21, 77.9% for 2Q21 and 76.8% for 3Q20.

Average cost of funds was 2.4% for 3Q21, 2.3% for 2Q21 and 2.9% for 3Q20.

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2.1.1 Customer deposits

Customer deposits	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Checking accounts	24,378.5	22,993.5	23,034.5	0.2%	-5.5%
Other deposits	534.2	619.2	642.4	3.7%	20.2%
Non-interest bearing	24,912.8	23,612.7	23,676.9	0.3%	-5.0%
Checking accounts	28,088.8	32,887.2	33,613.0	2.2%	19.7%
Time deposits	88,167.3	84,637.9	86,244.0	1.9%	-2.2%
Savings deposits	75,949.0	84,635.6	81,627.0	-3.6%	7.5%
Interest bearing	192,205.1	202,160.7	201,484.0	-0.3%	4.8%
Customer deposits	217,117.8	225,773.4	225,160.9	-0.3%	3.7%

Of our total customer deposits as of September 30th, 2021 checking accounts represented 25.2%, time deposits 38.3%, savings accounts 36.3%, and other deposits 0.3%.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco Popular showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Banco de Bogotá	151,864.1	158,944.4	158,356.1	-0.4%	4.3%
Domestic	67,321.6	69,206.1	66,579.8	-3.8%	-1.1%
Central America	84,542.5	89,738.3	91,776.4	2.3%	8.6%
Banco de Occidente	33,009.3	32,552.0	31,964.0	-1.8%	-3.2%
Banco Popular	20,190.4	21,195.4	21,095.3	-0.5%	4.5%
Banco AV Villas	12,988.9	12,772.3	13,169.5	3.1%	1.4%
Corficolombiana	4,834.0	5,473.6	5,505.4	0.6%	13.9%
Eliminations	(5,768.8)	(5,164.3)	(4,929.4)	-4.5%	-14.6%
Total Grupo Aval	217,117.8	225,773.4	225,160.9	-0.3%	3.7%

Deposits / Bank (%)	3Q20	2Q21	3Q21
Banco de Bogotá	69.9%	70.4%	70.3%
Domestic	31.0%	30.7%	29.6%
Central America	38.9%	39.7%	40.8%
Banco de Occidente	15.2%	14.4%	14.2%
Banco Popular	9.3%	9.4%	9.4%
Banco AV Villas	6.0%	5.7%	5.8%
Corficolombiana	2.2%	2.4%	2.4%
Eliminations	-2.7%	-2.3%	-2.2%
Total Grupo Aval	100.0%	100.0%	100.0%

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2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of September 30th, 2021 borrowings from banks and other totaled Ps 24,794.3 billion, decreasing 10.0% annually and increasing 2.8% versus June 30th, 2021. Excluding FX, borrowings from banks and other decreased 9.4% versus September 30th, 2020 and increased 2.2% versus June 30th, 2021.

2.1.3 Bonds issued

Total bonds issued as of September 30th, 2021 totaled Ps 30,629.7 billion and increased 3.8% versus September 30th, 2020 and 2.3% versus June 30th, 2021. Excluding FX, bonds increased 4.0% versus September 30th, 2020 and 2.0% versus June 30th, 2021.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir). As of September 30th, 2021 non-controlling interest was Ps 16,062.0 billion which increased by 9.9% versus September 30th, 2020 and 3.7% versus June 30th, 2021. Total non-controlling interest represents 41.8% of total equity as of 3Q21, compared to 41.9% in 2Q21 and 41.2% in 3Q20. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	-	0
Corficolombiana	39.6%	40.0%	40.0%	-	40

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval is the direct controlling entity of Porvenir.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30th, 2021 was Ps 22,338.8 billion, showing an increase of 7.3% versus September 30th, 2020 and of 4.1% versus June 30th, 2021.

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Income Statement Analysis

Our net income attributable to the owners of the parent company for 3Q21 of Ps 779.7 billion showed a 12.9% increase versus 3Q20 and a 17.9% decrease versus 2Q21.

Consolidated Statement of Income	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Interest income	5,108.8	4,798.3	4,973.5	3.7%	-2.6%
Interest expense	2,079.5	1,645.4	1,726.8	5.0%	-17.0%
Net interest income	3,029.3	3,152.9	3,246.7	3.0%	7.2%
Loans and other accounts receivable	1,615.3	1,171.2	941.6	-19.6%	-41.7%
Other financial assets	12.8	(8.3)	6.2	-174.9%	-51.2%
Recovery of charged-off financial assets	(89.4)	(118.5)	(122.1)	3.1%	36.6%
Net impairment loss on financial assets	1,538.7	1,044.4	825.7	-20.9%	-46.3%
Net income from commissions and fees	1,267.3	1,304.9	1,419.7	8.8%	12.0%
Gross profit from sales of goods and services	734.2	940.9	710.8	-24.4%	-3.2%
Net trading income	201.3	269.0	243.2	-9.6%	20.8%
Net income from other financial instruments mandatory at FVTPL	59.7	62.8	62.8	0.0%	5.2%
Total other income	679.5	306.9	333.7	8.7%	-50.9%
Total other expenses	2,625.4	2,739.2	2,833.2	3.4%	7.9%
Net income before income tax expense	1,807.2	2,253.8	2,358.1	4.6%	30.5%
Income tax expense	565.5	538.8	1,147.8	113.0%	103.0%
Net income for the period	1,241.7	1,715.0	1,210.3	-29.4%	-2.5%
Non-controlling interest	550.8	765.5	430.5	-43.8%	-21.8%
Net income attributable to owners of the parent	690.9	949.5	779.7	-17.9%	12.9%

1. Net Interest Income

Net interest income	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Interest income
Commercial	1,895.0	1,605.0	1,657.5	3.3%	-12.5%
Interbank and overnight funds	61.2	37.1	41.7	12.3%	-31.9%
Consumer	2,352.6	2,259.1	2,334.4	3.3%	-0.8%
Mortgages and housing leases	472.5	497.4	517.7	4.1%	9.6%
Microcredit	24.1	20.5	18.3	-10.5%	-23.8%
Loan portfolio	4,805.4	4,419.0	4,569.6	3.4%	-4.9%
Interests on investments in debt securities	303.4	379.2	404.0	6.5%	33.1%
Total interest income	5,108.8	4,798.3	4,973.5	3.7%	-2.6%
Interest expense
Checking accounts	81.2	66.5	61.5	-7.5%	-24.3%
Time deposits	944.0	737.9	771.6	4.6%	-18.3%
Savings deposits	351.6	248.6	262.5	5.6%	-25.3%
Total interest expenses on deposits	1,376.7	1,052.9	1,095.5	4.0%	-20.4%
Interbank borrowings and overnight funds	64.3	40.1	39.8	-0.7%	-38.0%
Borrowings from banks and others	222.2	156.5	147.1	-6.0%	-33.8%
Bonds issued	387.1	374.3	423.1	13.1%	9.3%
Borrowings from development entities	29.3	21.6	21.2	-2.0%	-27.6%
Total interest expenses on financial obligations	702.8	592.5	631.3	6.6%	-10.2%
Total interest expense	2,079.5	1,645.4	1,726.8	5.0%	-17.0%
Net interest income	3,029.3	3,152.9	3,246.7	3.0%	7.2%

13

Our net interest income increased by 7.2% to Ps 3,246.7 billion for 3Q21 versus 3Q20 and by 3.0% versus 2Q21.The increase versus 3Q20 was derived mainly from a 17.0% decrease in total interest expense.

Our Net Interest Margin(1) was 4.9% for 3Q21 and 2Q21 versus 5.1% in 3Q20. Net Interest Margin on Loans was 5.8% for 3Q21, 2Q21 and 3Q20. On the other hand, our Net Investments Margin was 1.4% in 3Q21 and 2Q21 versus 1.8% in 3Q20.

In our Colombian operations, our Net Interest Margin was 4.6% for 3Q21, 4.9% in 2Q21, and 5.0% in 3Q20. Net Interest Margin on Loans was 5.5% for 3Q21, 5.7% in 2Q21 and 5.6% in 3Q20. On the other hand, our Net Investments Margin was 1.3% in 3Q21 versus 1.6% in 2Q21 and 2.3% in 3Q20.

In our Central American operations, our Net Interest Margin was 5.4% for 3Q21, 5.0% in 2Q21 and 5.3% in 3Q20. Net Interest Margin on Loans was 6.3% for 3Q21, 6.0% in 2Q21 and 6.1% in 3Q20. On the other hand, our Net Investments Margin was 1.6% in 3Q21 versus 1.2% in 2Q21 and 0.8% in 3Q20.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net decreased by 46.3% to Ps 825.7 billion for 3Q21 versus 3Q20 and decreased by 20.9% versus 2Q21.

Net impairment loss on financial assets	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Loans and other accounts receivable	1,615.3	1,171.2	941.6	-19.6%	-41.7%
Other financial assets	12.8	(8.3)	6.2	-174.9%	-51.2%
Recovery of charged-off financial assets	(89.4)	(118.5)	(122.1)	3.1%	36.6%
Net impairment loss on financial assets	1,538.7	1,044.4	825.7	-20.9%	-46.3%

Our annualized gross cost of risk was 1.7% for 3Q21, 2.2% for 2Q21 and 3.1% for 3Q20. Net of recoveries of charged-off assets our ratio was 1.5% for 3Q21, 2.0% for 2Q21 and 2.9% for 3Q20.

(1)	Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 5.0% for 3Q21 and 2Q21, and 4.9% for 3Q20.

14

3. Non-interest income

Total non-interest income	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Income from commissions and fees
Banking fees(1)	1,029.2	1,078.1	1,181.6	9.6%	14.8%
Trust activities	91.2	81.5	85.2	4.4%	-6.6%
Pension and severance fund management	287.8	296.3	323.3	9.1%	12.3%
Bonded warehouse services	37.8	38.7	45.0	16.2%	19.2%
Total income from commissions and fees	1,445.9	1,494.6	1,635.0	9.4%	13.1%
Expenses from commissions and fees	178.6	189.7	215.3	13.5%	20.5%
Net income from commissions and fees	1,267.3	1,304.9	1,419.7	8.8%	12.0%

Income from sales of goods and services	2,268.0	2,668.5	2,520.7	-5.5%	11.1%
Costs and expenses from sales of goods and services	1,533.8	1,727.6	1,809.8	4.8%	18.0%
Gross profit from sales of goods and services	734.2	940.9	710.8	-24.4%	-3.2%

Net trading income	201.3	269.0	243.2	-9.6%	20.8%
Net income from other financial instruments mandatory at FVTPL	59.7	62.8	62.8	0.0%	5.2%

Other income
Foreign exchange gains (losses), net	221.8	47.5	25.5	-46.3%	-88.5%
Net gain on sale of investments and OCI realization	312.7	74.6	77.8	4.4%	-75.1%
Gain on the sale of non-current assets held for sale	8.8	10.7	9.1	-14.3%	4.0%
Income from non-consolidated investments(2)	55.3	87.0	127.7	46.8%	131.0%
Net gains on asset valuations	(4.4)	(0.0)	5.8	N.A	N.A
Other income from operations	85.3	87.2	87.7	0.6%	2.8%
Total other income	679.5	306.9	333.7	8.7%	-50.9%

Total non-interest income	2,942.0	2,884.5	2,770.3	-4.0%	-5.8%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees totaled Ps 1,419.7 billion and increased by 12.0% annually and 8.8% in the quarter. Income from commissions and fees increased by 13.1% to Ps 1,635.0 billion in 3Q21 versus 3Q20 and 9.4% in the quarter. Excluding FX, net income from commissions increased 10.5% and 6.8%, respectively. In Colombia, net income from commissions and fees increased by 7.8% over the last year and 5.5% over the quarter. In Central America, net income from commissions and fees increased by 17.2% over the last year and 12.8% over the quarter; excluding FX, net income increased by 13.8% over the last year and increased 8.3% during the quarter.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 3.2% to Ps 710.8 billion for 3Q21 versus 3Q20 and decreased 24.4% during the quarter.

15

3.3 Net trading income

Net trading income	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Trading investment income	211.4	104.8	87.2	-16.8%	-58.7%
Net income (loss) on financial derivatives	(49.6)	139.8	135.7	-2.9%	N.A
Other trading income on derivatives	39.5	24.4	20.3	-16.9%	-48.6%
Net trading income	201.3	269.0	243.2	-9.6%	20.8%

Net trading income for Grupo Aval should be analyzed in conjunction with the foreign exchange gains (losses).

3.4 Other income

Total other income for 3Q21 totaled Ps 333.7 billion decreasing by 50.9% versus 3Q20 and increasing 8.7% versus 2Q21. The yearly decrease was mainly driven lower foreign exchange gains, net in our Colombia operations and lower gains on sale of investments and OCI realization. The quarterly increase can be explained by stronger income from non-consolidated investments.

4. Other expenses

Total other expenses for 3Q21 totaled Ps 2,833.2 billion and increased 7.9% annually and 3.4% quarterly (6.5% and 1.6% excluding FX). Our efficiency ratio measured as total other expenses to total income was 47.1% in 3Q21, 45.4% in 2Q21 and 44.0% in 3Q20. The ratio of annualized total other expenses as a percentage of average total assets was 3.3% in 3Q21, 3.2% in 2Q21, and 3.1% in 3Q20.

In Colombia, our efficiency ratio measured as total other expenses to total income, was 41.0% in 3Q21, 39.0% in 2Q21 and 37.7% in 3Q20. The ratio of annualized total other expenses as a percentage of average total assets was 2.7% in 3Q21 and 3Q20, and 2.8% in 2Q21.

In Central America, our efficiency ratio measured as total other expenses to total income, was 57.0% in 3Q21, 57.6% in 2Q21 and 55.2% in 3Q20. The ratio of annualized total other expenses as a percentage of average total assets was 4.2% in 3Q21, and 3.9% in 2Q21 and 3Q20.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir). For 3Q21, non-controlling interest in the income statement was Ps 430.5 billion, showing a 21.8% decrease versus 3Q20 and 43.8% decrease versus 2Q21. The ratio of non-controlling interest to income before non-controlling interest was 35.6% in 3Q21, 44.6% in 2Q21 and 44.4% in 3Q20.

16

Information related to Grupo Aval’s consolidated financial statements by geography

Grupo Aval Acciones y Valores S.A. - Colombian Operation

Financial Statements Under Full IFRS

Information in Ps. Billions

					Δ
		3Q20	2Q21	3Q21	3Q21 vs. 2Q21	3Q21 vs. 3Q20

	Gross loans and receivables	131,777.2	134,711.2	136,775.5	1.5%	3.8%

	Total assets	212,516.0	221,135.5	225,471.8	2.0%	6.1%

	Customer deposits	132,575.3	136,035.1	133,384.5	-1.9%	0.6%

	Total liabilities	193,772.0	201,242.6	201,568.3	0.2%	4.0%

	Net income for the period	968.5	1,292.0	760.3	-41.1%	-21.5%

	Net income attributable to owners of the parent	503.1	658.8	470.6	-28.6%	-6.5%

			YTD 2020	YTD 2021	Δ 2021 vs. 2020

	Net income for the period		2,272.1	3,110.6	36.9%

A	Net income attributable to owners of the parent		1,057.2	1,650.8	56.2%

Grupo Aval Acciones y Valores S.A. - Central American Operation (1) Financial Statements Under IFRS
Information in Ps. Billions

					Δ
		3Q20	2Q21	3Q21	3Q21 vs. 2Q21	3Q21 vs. 3Q20

	Gross loans and receivables	78,250.3	79,113.6	82,230.3	3.9%	5.1%

	Total assets	121,349.1	123,116.3	126,233.4	2.5%	4.0%

	Customer deposits	84,542.5	89,738.3	91,776.4	2.3%	8.6%

	Total liabilities	104,667.8	106,059.8	111,736.1	5.4%	6.8%

	Net income for the period	273.2	423.0	449.9	6.4%	64.7%

	Net income attributable to owners of the parent	187.8	290.7	309.2	6.3%	64.7%

			YTD 2020	YTD 2021	Δ 2021 vs. 2020

	Net income for the period		956.4	1,266.3	32.4%

B	Net income attributable to owners of the parent		657.3	870.2	32.4%

A+B	Net income attributable to owners of the parent		1,714.5	2,521.0	47.0%

(1)	Corresponds to the operations of BAC Holding International Corporation (“BHI”, formerly Leasing Bogotá Panamá S.A.) holding company of BAC Credomatic operation, and Multi Financial Holding, Inc. holding company of MFG’s operation.

17

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,663.5 billion (Ps 531.6 billion of bank debt and Ps 1,131.9 billion of bonds denominated in Colombian pesos) as of September 30th 2021. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1.0 billion) bonds and Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of September 30th, 2021 the total amount outstanding (including interests payable) of such bonds was USD 2.0 billion, or Ps 7,621.7 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 3,189.9 billion of total liquid assets, a total gross indebtedness of Ps 9,285.2 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 6,095.3 billion as of September 30th, 2021. In addition to liquid assets, Grupo Aval Ltd. has Ps 2,090.3 billion in other loans to subsidiaries and investments in AT1 instruments of Ps 1,982.6 billion.

As of September 30th, 2021 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.18x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Double leverage (1)	1.20x	1.19x	1.18x	-0.01	-0.02
Net debt / Core earnings (2)(3)	3.5x	3.9x	4.2x	0.37	0.71
Net debt / Cash dividends (2)(3)	4.6x	5.8x	5.9x	0.08	1.33
Core Earnings / Interest Expense (2)	4.1x	4.1x	3.5x	-0.53	-0.54

(1)	Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

18

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic and Multi Financial Group operations it is also the largest and one of the most profitable banking groups in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contact

Alejo Sánchez García

Strategic Planning and Investor Relations Manager

Tel: +571 743 32 22 x 23422

E-mail: asanchez@grupoaval.com

19

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q20	2Q21	3Q21	Δ
				3Q21 vs. 2Q21	3Q21 vs. 3Q20

Cash and cash equivalents	39,012.4	35,613.6	35,892.4	0.8%	-8.0%

Investment and trading assets
Debt securities	4,793.5	5,418.1	4,923.6	-9.1%	2.7%
Equity securities	4,565.8	5,264.1	5,199.3	-1.2%	13.9%
Derivative assets	1,185.3	705.2	697.2	-1.1%	-41.2%
Trading assets	10,544.5	11,387.4	10,820.0	-5.0%	2.6%
Investments in debt securities at FVTPL (non compliant with SPPI test)	8.1	6.0	5.3	-10.5%	-34.3%
Investments in securities at FVOCI	30,276.5	36,153.3	37,215.2	2.9%	22.9%
Investments in debt securities at AC	5,425.8	5,729.8	5,624.4	-1.8%	3.7%
Investment securities	35,710.4	41,889.0	42,844.9	2.3%	20.0%
Hedging derivatives assets	35.1	39.7	40.5	2.0%	15.6%

Gross loans
Commercial loans	119,698.4	118,819.8	120,704.6	1.6%	0.8%
Commercial loans	117,186.3	116,094.0	117,827.5	1.5%	0.5%
Interbank & overnight funds	2,512.1	2,725.7	2,877.1	5.6%	14.5%
Consumer loans	66,513.4	70,562.4	73,160.1	3.7%	10.0%
Mortgages loans	25,954.0	26,831.3	27,690.2	3.2%	6.7%
Microcredit loans	373.8	337.0	328.0	-2.7%	-12.3%
Total gross loans	212,539.7	216,550.5	221,882.9	2.5%	4.4%
Loss allowance	(9,948.6)	(11,256.9)	(11,152.5)	-0.9%	12.1%
Total loans, net	202,591.1	205,293.6	210,730.5	2.6%	4.0%

Other accounts receivable, net	14,235.4	16,893.4	17,633.8	4.4%	23.9%
Non-current assets held for sale	416.3	125.4	144.3	15.1%	-65.3%
Investments in associates and joint ventures	1,026.8	1,057.1	1,077.0	1.9%	4.9%

Own-use property, plant and equipment for own-use and given in operating lease, net	6,110.2	5,974.4	6,002.9	0.5%	-1.8%
Right-of-use assets	2,233.4	1,936.4	1,893.2	-2.2%	-15.2%
Investment properties	934.5	832.2	800.2	-3.9%	-14.4%
Biological assets	117.1	130.8	137.4	5.0%	17.3%
Tangible assets	9,395.2	8,873.8	8,833.7	-0.5%	-6.0%

Goodwill	8,405.5	8,221.9	8,325.2	1.3%	-1.0%
Concession arrangement rights	8,451.5	10,025.0	10,470.7	4.4%	23.9%
Other intangible assets	1,538.3	1,750.5	1,778.6	1.6%	15.6%
Intangible assets	18,395.3	19,997.4	20,574.5	2.9%	11.8%

Current	782.1	1,256.0	871.3	-30.6%	11.4%
Deferred	1,168.1	1,200.4	1,543.3	28.6%	32.1%
Income tax assets	1,950.2	2,456.4	2,414.7	-1.7%	23.8%

Other assets	552.3	625.0	698.9	11.8%	26.5%
Total assets	333,865.1	344,251.8	351,705.2	2.2%	5.3%

Trading liabilities	1,381.2	759.6	762.4	0.4%	-44.8%
Hedging derivatives liabilities	191.6	52.4	49.8	-4.9%	-74.0%

Customer deposits	217,117.8	225,773.4	225,160.9	-0.3%	3.7%
Checking accounts	52,467.3	55,880.7	56,647.5	1.4%	8.0%
Time deposits	88,167.3	84,637.9	86,244.0	1.9%	-2.2%
Savings deposits	75,949.0	84,635.6	81,627.0	-3.6%	7.5%
Other deposits	534.2	619.2	642.4	3.7%	20.2%
Financial obligations	65,411.8	63,882.0	70,389.7	10.2%	7.6%
Interbank borrowings and overnight funds	8,364.4	9,824.7	14,965.7	52.3%	78.9%
Borrowings from banks and others	23,546.5	20,397.3	21,282.4	4.3%	-9.6%
Bonds issued	29,510.9	29,941.5	30,629.7	2.3%	3.8%
Borrowings from development entities	3,990.0	3,718.4	3,512.0	-5.6%	-12.0%
Total financial liabilities at amortized cost	282,529.6	289,655.3	295,550.7	2.0%	4.6%

Legal related	199.6	225.1	211.6	-6.0%	6.0%
Other provisions	675.0	670.2	679.8	1.4%	0.7%
Provisions	874.6	895.3	891.4	-0.4%	1.9%

Current	383.3	173.6	279.3	60.9%	-27.1%
Deferred	2,910.7	3,637.1	4,178.2	14.9%	43.5%
Income tax liabilities	3,293.9	3,810.7	4,457.5	17.0%	35.3%
Employee benefits	1,390.9	1,176.1	1,354.9	15.2%	-2.6%
Other liabilities	8,777.9	10,952.9	10,237.6	-6.5%	16.6%
Total liabilities	298,439.8	307,302.4	313,304.3	2.0%	5.0%

Equity attributable to owners of the parent	20,812.7	21,455.5	22,338.8	4.1%	7.3%
Non-controlling interest	14,612.6	15,493.9	16,062.0	3.7%	9.9%
Total equity	35,425.3	36,949.4	38,400.8	3.9%	8.4%

Total liabilities and equity	333,865.1	344,251.8	351,705.2	2.2%	5.3%

20

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2020	YTD 2021	Δ	3Q20	2Q21	3Q21	Δ
			2021 vs. 2020				3Q21 vs. 2Q21	3Q21 vs. 3Q20
Interest income
Loan portfolio	14,450.2	13,337.8	-7.7%	4,805.4	4,419.0	4,569.6	3.4%	-4.9%
Interests on investments in debt securities	956.0	1,136.4	18.9%	303.4	379.2	404.0	6.5%	33.1%
Total interest income	15,406.2	14,474.2	-6.0%	5,108.8	4,798.3	4,973.5	3.7%	-2.6%

Interest expense
Checking accounts	256.5	199.1	-22.4%	81.2	66.5	61.5	-7.5%	-24.3%
Time deposits	2,861.2	2,280.3	-20.3%	944.0	737.9	771.6	4.6%	-18.3%
Savings deposits	1,201.1	755.6	-37.1%	351.6	248.6	262.5	5.6%	-25.3%
Total interest expenses on deposits	4,318.9	3,235.1	-25.1%	1,376.7	1,052.9	1,095.5	4.0%	-20.4%

Interbank borrowings and overnight funds	246.4	104.3	-57.7%	64.3	40.1	39.8	-0.7%	-38.0%
Borrowings from banks and others	684.8	463.7	-32.3%	222.2	156.5	147.1	-6.0%	-33.8%
Bonds issued	1,144.2	1,159.9	1.4%	387.1	374.3	423.1	13.1%	9.3%
Borrowings from development entities	103.5	66.2	-36.1%	29.3	21.6	21.2	-2.0%	-27.6%
Total interest expenses on financial obligations	2,178.9	1,794.1	-17.7%	702.8	592.5	631.3	6.6%	-10.2%
Total interest expense	6,497.8	5,029.2	-22.6%	2,079.5	1,645.4	1,726.8	5.0%	-17.0%
Net interest income	8,908.4	9,445.0	6.0%	3,029.3	3,152.9	3,246.7	3.0%	7.2%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	4,358.7	3,346.1	-23.2%	1,615.3	1,171.2	941.6	-19.6%	-41.7%
Other financial assets	71.2	13.5	-81.0%	12.8	(8.3)	6.2	-174.9%	-51.2%
Recovery of charged-off financial assets	(225.1)	(332.3)	47.6%	(89.4)	(118.5)	(122.1)	3.1%	36.6%
Net impairment loss on financial assets	4,204.8	3,027.3	-28.0%	1,538.7	1,044.4	825.7	-20.9%	-46.3%
Net interest income, after impairment losses	4,703.6	6,417.7	36.4%	1,490.7	2,108.5	2,421.0	14.8%	62.4%

Income from commissions and fees
Banking fees(1)	3,031.7	3,368.1	11.1%	1,029.2	1,078.1	1,181.6	9.6%	14.8%
Trust activities	251.5	255.3	1.5%	91.2	81.5	85.2	4.4%	-6.6%
Pension and severance fund management	856.4	935.4	9.2%	287.8	296.3	323.3	9.1%	12.3%
Bonded warehouse services	109.4	121.7	11.3%	37.8	38.7	45.0	16.2%	19.2%
Total income from commissions and fees	4,249.0	4,680.6	10.2%	1,445.9	1,494.6	1,635.0	9.4%	13.1%
Expenses from commissions and fees	541.4	609.1	12.5%	178.6	189.7	215.3	13.5%	20.5%
Net income from commissions and fees	3,707.6	4,071.4	9.8%	1,267.3	1,304.9	1,419.7	8.8%	12.0%

Income from sales of goods and services	6,259.9	7,562.6	20.8%	2,268.0	2,668.5	2,520.7	-5.5%	11.1%
Costs and expenses from sales of goods and services	4,452.6	5,140.3	15.4%	1,533.8	1,727.6	1,809.8	4.8%	18.0%
Gross profit from sales of goods and services	1,807.3	2,422.4	34.0%	734.2	940.9	710.8	-24.4%	-3.2%

Net trading income	1,208.9	709.9	-41.3%	201.3	269.0	243.2	-9.6%	20.8%
Net income from other financial instruments mandatory at FVTPL	192.7	207.3	7.6%	59.7	62.8	62.8	0.0%	5.2%

Other income
Foreign exchange gains (losses), net	(368.3)	2.7	-100.7%	221.8	47.5	25.5	-46.3%	-88.5%
Net gain on sale of investments and OCI realization	513.2	281.5	-45.1%	312.7	74.6	77.8	4.4%	-75.1%
Gain on the sale of non-current assets held for sale	44.0	28.5	-35.3%	8.8	10.7	9.1	-14.3%	4.0%
Income from non-consolidated investments(2)	246.8	378.8	53.5%	55.3	87.0	127.7	46.8%	131.0%
Net gains on asset valuations	(2.9)	7.8	N.A	(4.4)	(0.0)	5.8	N.A	N.A
Other income from operations	295.6	269.2	-8.9%	85.3	87.2	87.7	0.6%	2.8%
Total other income	728.4	968.5	33.0%	679.5	306.9	333.7	8.7%	-50.9%

Other expenses
Loss on the sale of non-current assets held for sale	2.6	1.9	-25.9%	0.3	1.4	(0.1)	-104.3%	-118.7%
Personnel expenses	3,312.8	3,351.7	1.2%	1,137.3	1,117.3	1,163.4	4.1%	2.3%
General and administrative expenses	3,600.4	3,877.3	7.7%	1,206.1	1,314.5	1,362.0	3.6%	12.9%
Depreciation and amortization	747.0	759.5	1.7%	262.6	246.3	259.2	5.2%	-1.3%
Impairment loss on other assets	5.3	12.9	142.3%	1.2	1.1	6.6	N.A.	N.A.
Other operating expenses	155.2	150.2	-3.2%	17.9	58.6	42.1	-28.1%	135.5%
Total other expenses	7,823.3	8,153.5	4.2%	2,625.4	2,739.2	2,833.2	3.4%	7.9%

Net income before income tax expense	4,525.1	6,643.6	46.8%	1,807.2	2,253.8	2,358.1	4.6%	30.5%
Income tax expense	1,296.6	2,266.8	74.8%	565.5	538.8	1,147.8	113.0%	103.0%
Net income for the period	3,228.5	4,376.9	35.6%	1,241.7	1,715.0	1,210.3	-29.4%	-2.5%

Net income for the period attibutable to:

Non-controlling interest	1,514.0	1,855.9	22.6%	550.8	765.5	430.5	-43.8%	-21.8%

Net income attributable to owners of the parent	1,714.5	2,521.0	47.0%	690.9	949.5	779.7	-17.9%	12.9%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

21

Item 2

1 3Q21 Consolidated Earnings Results IFRS

2 Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States .. As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate . The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions .

3 Consolidated key results for the quarter Gross loans e xcludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk c alculated as Impairment loss on loans and other accounts receivable net of recoveries of charged - off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest - earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fee s, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL a nd total other income . Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and servi ces , net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non - significant figures. COP $tn 3Q20 2Q21 3Q21 3Q21 vs 3Q20 3Q21 vs 2Q21 Gross Loans $ 210.0 $ 213.8 $ 219.0 4.3% 2.4% Deposits $ 217.1 $ 225.8 $ 225.2 3.7% -0.3% Deposits/Net Loans 1.07 x 1.10 x 1.07 x NS -0.03 x 90 days PDLs / Gross Loans 3.2% 3.4% 3.1% (11) bps (32) bps Allowance/90 days PDLs 1.48 x 1.54 x 1.64 x 0.17 x 0.10 x Cost of risk 2.9% 2.0% 1.5% (140) bps (47) bps Net interest margin 5.1% 4.9% 4.9% (14) bps 1 bps Fee income Ratio 21.2% 21.6% 23.6% 237 bps 198 bps Efficiency Ratio 44.0% 45.4% 47.1% 312 bps 172 bps Attributable net income $ 0.69 $ 0.95 $ 0.78 12.9% -17.9% ROAA 1.5% 2.0% 1.4% (10) bps (62) bps ROAE 13.6% 18.2% 14.2% 68 bps (391) bps Balance Sheet Loan Quality Profitability • As Colombia’s economy continues to recuperate, it grew 10 . 3 % year - on - year in the first nine months of 2021 . During the third quarter, the GDP expanded by 13 . 2% (unadjusted for seasonality ; 12 . 9 % adjusted) when compared to 2020 ’s third quarter . Central America’s economies are also expanding robustly with annual growth projections of approximately 8 % during 2021 . • As a result of the tax increase in the recently passed tax reform, Grupo Aval’s consolidated deferred tax liability increased approximately 485 billion pesos, which resulted in a one - time 200 billion tax expense adjustment in the company’s third quarter attributable net income . Including this adjustment, Grupo Aval posted attributable net income for the quarter of 780 billion pesos or 35 pesos per share ( 980 billion pesos excluding the adjustment for taxes) . In fact, Grupo Aval registered its best pre - tax income results ever for a quarter . • For the first nine months, Grupo Aval’s attributable net income amounted to 2 . 5 trillion pesos, an increase of approximately 50 % versus the same period of 2020 , return on average equity approximated 16 % and return on average assets equaled 1 . 7% . For the third quarter, ROAE was 14 . 2 % and ROAA was 1 . 4% . • Net fee income increased by 9 . 8 % during the first nine months and by approximately 12 % when compared with the same quarter in 2020 . Grupo Aval’s consolidated fee income ratio for the quarter was 23 . 6% , an increase of 200 bps when compared to the previous quarter and 240 bps when compared to the same quarter of 2020 . • Although income from infrastructure projects decreased by 117 billion pesos when compared to the third quarter of 2020 , during the first nine months income from infrastructure increased by 21 % when compared to the first nine months of 2020 . • Aval’s consolidated total net interest margin and its loans interest margin held steady at approximately 4 . 9 % and 5 . 8% , when compared to the previous quarter . • Driven by retail lending, Aval’s consolidated loan portfolio grew 8 . 6 % during the first nine months of the year and 2 . 4 % in the quarter, while 30 day past due loans and 90 days past due loans, as a percentage of total loans, decreased by approximately 50 basis points each . • Cost of risk for the quarter was 1 . 5% , an improvement of almost 50 bps versus the previous quarter and 140 bps versus the same quarter in 2020 . For the first nine months, cost of risk improved by 80 bps versus the same period in 2020 . • Grupo Aval’s banks ended the quarter with Core Equity Tier 1 ratios of between 9 . 3 % and 12 . 7 % and total solvency ratios of between 11 . 7 % and 13 . 5% .

4 COP $tn 3Q20 2Q21 3Q21 3Q21 vs 3Q20 3Q21 vs 2Q21 3Q20 2Q21 3Q21 3Q21 vs 3Q20 3Q21 vs 2Q21 Gross Loans $ 131.8 $ 134.7 $ 136.8 3.8% 1.5% $ 78.3 $ 79.1 $ 82.2 5.1% 3.9% Deposits $ 132.6 $ 136.0 $ 133.4 0.6% -1.9% $ 84.5 $ 89.7 $ 91.8 8.6% 2.3% Deposits/Net Loans 1.06 x 1.07 x 1.03 x NS -0.04 x 1.10 x 1.15 x 1.14 x 0.04 x -0.02 x 90 days PDLs / Gross Loans 4.0% 4.5% 4.0% (4) bps (51) bps 1.9% 1.6% 1.6% (22) bps 3 bps Allowance/90 days PDLs 1.41 x 1.43 x 1.55 x 0.14 x 0.12 x 1.71 x 2.06 x 2.03 x 0.32 x -0.03 x Cost of risk 2.9% 2.1% 1.3% (163) bps (79) bps 2.9% 1.9% 1.9% (100) bps 5 bps Net interest margin 5.0% 4.9% 4.6% (34) bps (22) bps 5.3% 5.0% 5.4% 19 bps 40 bps Fee income Ratio 18.1% 17.9% 20.1% 199 bps 222 bps 26.8% 28.8% 29.3% 246 bps 48 bps Efficiency Ratio 37.7% 39.0% 41.0% 330 bps 201 bps 55.2% 57.6% 57.0% 175 bps (65) bps Attributable net income $ 0.50 $ 0.66 $ 0.47 -6.5% -28.6% $ 0.19 $ 0.29 $ 0.31 64.7% 6.3% ROAA 1.8% 2.4% 1.4% (45) bps (100) bps 0.9% 1.4% 1.4% 53 bps 6 bps ROAE 22.9% 27.7% 17.0% (591) bps (1,069) bps 6.5% 10.2% 11.4% 495 bps 123 bps Balance Sheet Loan Quality Profitability Key results per region for the quarter (1) Central American refers to BAC Holding International Corporation (“BHI” formerly Leasing Bogotá Panamá S . A . ) and Multi Financial Group, Inc “MFG” operations expressed in Colombian Pesos, at the exchange rate of each period . (2) Attributable net income for Grupo Aval of Ps 779 . 7 bn for 3 Q 21 corresponds to the Ps 470 . 6 bn of our Colombian operation plus Ps 449 . 9 bn of our Central American operation multiplied by 68 . 7% , our stake in Banco de Bogotá . Gross loans e xcludes interbank and overnight funds . PDLs 90 + defined as loans more than 90 days past due . Cost of Risk c alculated as Impairment loss on loans and other accounts receivable net of recoveries of charged - off assets divided by average gross loans . Net Interest Margin includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets . Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . ROAA is calculated as annualized Net Income divided by average of total assets . ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity . NS refers to non - significant figures . Equity for Central America is calculated as (BHI + MFG) multiplied by our 68 . 7 % stake in the companies . Equity for Colombia is calculated as the difference between our consolidated attributable equity and the equity in Central America . Colombia Central America (1) (2) 64.1% of Assets 35.9% of Assets

5 -17% -7% 3% 13% Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Real GDP growth Inflation Colombian Central Bank's Interest rate 2.50% 4.58% 12.93% Macroeconomic context - Colombia ( 1 | 2 ) Source: Banco de la República de Colombia and DANE. Source: DANE. Seasonally adjusted, constant prices o f 2015 GDP Oil Exports/Total Exports 2016: 34.0% 2017: 35.0% 2018: 40.2% Source : Banco de la República de Colombia and DANE. 2019: 40.4% Source: Banco de la República de Colombia and DANE. GDP Seasonally - adjusted, constant prices (2015 basis) FY GDP 2.1% 1.4% 2.6% 3.3% - 6.8% Inflation (%) Central Bank’s Monetary Policy GDP Growth (%) Current Account ( % GDP, quarterly) 2020: 28.2% 2.1 2.2 1.5 2.6 1.3 1.5 1.3 1.3 2.3 2.1 2.8 3.0 3.0 3.5 3.1 3.4 0.2 - 15.7 - 8.2 - 3.4 2.0 17.0 12.9 I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV 2016 2017 2018 2019 2020 2021 2.1 1.4 2.6 3.3 -6.8 - 4.58% 0% 2% 4% 6% 8% Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 12-Month inflation Lower target range Upper target range 4.58% Oct - 21: (5.5%) (6.3%) (8%) (6%) (4%) (2%) 0% 2% Trade balance Current Account Deficit 2019 2020 2019 2020(3.3%) (3.7%) (4.4%) (3.3%)

6 Macroeconomic context - Colombia ( 2 | 2 ) Source: Ministry of Finance. Projections start in 2021. Real and Projected Fiscal Deficit Fiscal Rule (% of GDP) Colombian Peso Exchange Rate Source: Banco de la República de Colombia. (4.0) (3.6) (3.1) (2.5) (7.8) (8.6) (7.0) (4.7) (3.8) (3.1) (2.8) (2.5) (2.6) 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Real fiscal deficit Projected fiscal deficit (Jun - 2021) 9.2% 9.4% 9.7% 10.5% 16.1% 14.4% 10.0% 10.6% 10.8% 11.2% 18.4% 16.3% 2016 2017 2018 2019 2020 2021 LTM average national unemployment LTM average urban unemployment Sep - 20 Sep - 21 Urban 18.3% 13.0% National 15.8% 12.1% Unemployment (%) Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan areas. * Last twelve months average from October 2020 to September 2021. * 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 End of Period 3,000.7 2,885.6 3,050.4 2,936.7 2,984.0 2,780.5 2,930.8 2,972.2 3,249.8 3,174.8 3,205.7 3,477.5 3,277.1 4,054.5 3,756.3 3,865.5 3,432.5 3,678.6 3,748.5 3,812.8 Quarter Average 3,016.1 2,924.3 2,920.3 2,974.6 2,985.9 2,860.3 2,839.0 2,961.0 3,161.0 3,134.6 3,242.4 3,336.9 3,411.1 3,533.9 3,850.0 3,730.2 3,660.1 3,557.7 3,695.6 3,846.5 YTD Average 2,500 2,700 2,900 3,100 3,300 3,500 3,700 3,900 4,100 2,951.2 2,956.5 3,282.4 3,691.3 3,053.4 3,701.6

7 - 7.1% - 17.9% - 4.1% - 1.5% - 9.0% - 7.9% - 2.0% 7.7% 12.0% 3.9% 5.5% 4.9% 9.0% 5.0% 4.6% 5.0% 3.5% 4.5% 4.4% 3.5% 3.5% 2020 2021E 2022E 90 100 110 120 130 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Jun-21 Colón Quetzal Lempira Córdoba TRM 117,1 99,1 108,1 100,1 103,4 (3%) (1%) 1% 3% 5% 7% Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Jun-21 CR ES GU HO NI PA Cenam 5.9% 4.6% 3.7% 3.8% 2.1% 5.0% 2.5% Macroeconomic context – Central America Panamá Nicaragua Costa Rica Honduras Guatemala El Salvador Central America (1) Source: IMF (WEO October 2021); (1) Aggregate growth of all the Central American countries. Source: SECMCA. CR: Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panamá, Cenam : Central America . Source: SECMCA. Source: Bloomberg Regional Exchange Rates (100=12/31/2018) Central Bank’s Interest Rates Growth Outlook – Real GDP Inflation per Country % of Grupo Aval gross portfolio 37.5% 13.4% 6.2% 4.1% 8.7% 3.7% 1.5% 0% 1% 2% 3% 4% 5% 6% 7% Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Jun-21 Costa Rica Guatemala Honduras 3.00% 0.75% 1.75%

8 BAC Spin - off Pre - transaction Post - transaction Main Steps Filing to SFC for BHI listing International consent Filing to SFC for BAC Spin - off Bondholder assembly BHI/ NewCo BdeB / NewCo Aval Merger * MFG Spin - off BdeB and Aval Spin - off* BHI listing Expected closing 1Q22 Transaction Structure Aval shareholder assembly *Each of BdB and Grupo Aval’s spin off will require a company ( NewCo BdeB / NewCo Aval) to act as recipient of the spun off asset to then merge with BHI with BHI acting as the surviving/absorbing company.

9 BAC Spin - off – Transaction Rationale 01 02 03 04 05 06 Simplifies Grupo Aval and BdeB c orporate structure, resulting in a “cleaner” story for Grupo Aval, BdeB an d BAC for the market. Senior management teams with exclusive focus on their markets Provides flexibility to each company to execute their business plan with an efficient use of capital Strengthens BdeB’s capital level supporting its transition to Basel III Unlocks value for shareholders eliminating multi - jurisdiction complexities for stakeholders Provides Investors direct access to th e only Central American listed bank with a strong presence in the region and significant U.S. dollar exposure

10 Net loans and leases Fixed income investments Unconsolidated equity investments Other Assets Assets Breakdown (%) Total Assets Exc. FX = Growth excluding FX movement of Central American Operations (1) Net loans and leases include interbank and overnight funds (2) Foreign operations reflect Central American operations (1) Colombian operation (%) Foreign (2) (%) 333.9 344.3 351.7 3Q20 2Q21 3Q21 Y/Y% = 5.3%; (Exc. Fx = 5.9%) Q/Q% = 2.2%; (Exc. Fx = 1.5%) Figures in Ps. Trillions 60.7 11.7 2.1 25.5 3Q20 59.6 13.3 2.3 24.8 2Q21 59.9 13.1 2.2 24.7 3Q21 63.7 36.3 64.2 35.8 35.9 64.1

11 Loans and receivables Gross loans Gross loans Breakdown % Growth excluding FX movement of Central American Operations Exc. FX = Growth excluding FX movement of Central American Operations 210.0 213.8 219.0 3Q20 2Q21 3Q21 0.5 10.0 1.0 10.6 1.5 3.7 0.9 3.0 6.7 - 12.3 7.6 - 12.3 3.2 - 2.7 2.2 - 2.7 55.8% 54.3% 53.8% 31.7% 33.0% 33.4% 12.4% 12.5% 12.6% 0.2% 0.2% 0.1% Y/Y% Q/Q% Commercial Consumer Mortgages Microcredit 210.0 213.8 219.0 3Q20 2Q21 3Q21 Y/Y% = 4.3%; (Exc. Fx = 4.8%) Q/Q% = 2.4%; (Exc. Fx = 1.8%) Figures in Ps. Trillions – Excluding interbank and overnight funds

12 Loan portfolio quality Charge offs / Average 90+ PDLs Cost of Risk Quality Coverage 5.16% 4.76% 4.40% 3.21% 3.42% 3.10% 30 days PDLs / Gross loans 90 days PDLs / Gross loans 3.08% 2.21% 1.74% 2.91% 1.99% 1.51% Impairment loss / Average gross loans Impairment loss, net / Average gross loans 1.48x 1.54x 1.64x 0.92x 1.11x 1.16x 4.74% 5.26% 5.09% Allowance / Gross loans Allowance / 90+ PDLs Allowance / 30+ PDLs 0.86x 0.62x 0.69x 3Q20 2Q21 3Q21

13 Loan portfolio quality 30 days past due formation 90 days past due formation (1) (2) 30 days past due loans 90 days past due loans Loans and coverage by Stages (%) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) Past Due Loans + 90 / Total Loans including interest accounts receivable. PDLs 90+ defined as loans more than 90 days pas t d ue. Figures in Ps. Billions (1) (2) 3Q20 2Q21 3Q21 3Q20 2Q21 3Q21 Commercial 4.69% 4.33% 3.70% 3.73% 3.75% 3.20% Consumer 5.68% 5.29% 5.15% 2.39% 2.99% 2.92% Mortgages 5.68% 4.89% 5.09% 2.86% 2.83% 2.82% Microcredit 20.58% 32.03% 31.60% 10.78% 24.07% 26.96% Total loans 5.16% 4.76% 4.40% 3.21% 3.42% 3.10% 85.0% 80.4% 81.2% 9.4% 13.2% 12.5% 5.6% 6.4% 6.3% 3Q20 2Q21 3Q21 Stage 3 Stage 2 Stage 1 46.6% 47.7% 48.4% 13.0% 10.5% 10.0% 1.1% 1.0% 1.0% Coverage 3Q20 4Q20 1Q21 2Q21 3Q21 Initial +30 PDLs 8,483 10,829 9,883 9,960 10,178 New +30 PDLs 3,749 (187) 1,448 1,337 675 Charge-offs (1,404) (758) (1,370) (1,119) (1,213) Final +30 PDLs 10,829 9,883 9,960 10,178 9,641 3Q20 4Q20 1Q21 2Q21 3Q21 Initial +90 PDLs 6,271 6,737 7,187 7,139 7,305 New +90 PDLs 1,870 1,208 1,322 1,285 689 Charge-offs (1,404) (758) (1,370) (1,119) (1,213) Final +90 PDLs 6,737 7,187 7,139 7,305 6,782

14 282.5 289.7 295.6 3Q20 2Q21 3Q21 Deposits Banks and others Bonds issued Interbank borrowings Funding composition (%) 3Q20 2Q21 3Q21 8.4 76.2 8.3 77.9 9.7 76.8 5.1 10.4 3.4 10.3 3.0 10.4 Q/Q% = 2.0%; (Exc. Fx = 1.4%) Y/Y% = 4.6%; (Exc. Fx = 5.1%) 18.0% 15.8% 15.9% 3Q20 2Q21 3Q21 1.07x 1.10x 1.07x 3Q20 2Q21 3Q21 Funding Deposits / Net loans (%) * Deposit composition (%) Exc. FX = Growth excluding FX movement of Central American Operations (*) Net Loans equals gross loans plus interbank and overnight funds net of allowance for impairment of loans and receivables 217.1 225.8 225.2 3Q20 2Q21 3Q21 Savings accounts Checking accounts Time deposits Others 0.3 25.2 36.3 38.3 Deposit composition (%) 3Q20 2Q21 3Q21 0.3 24.8 37.5 37.5 0.2 24.2 35.0 40.6 Y/Y% = 3.7%; (Exc. Fx = 4.3%) Q/Q% = - 0.3%; (Exc. Fx = - 0.9%) Total deposits Total funding Figures in Ps. Trillions Cash / Deposits (%)

15 3Q20 B II 2Q21 B III 3Q21 B III 3Q20 B II 2Q21 B III 3Q21 B III 3Q20 B II 2Q21 B III 3Q21 B III 3Q20 B II 2Q21 B III 3Q21 B III Primary capital (Tier 1) 9.7 10.2 11.1 8.4 11.4 9.3 8.8 11.8 11.8 11.0 12.5 12.7 Solvency Ratio 12.7 12.5 13.5 10.5 13.7 11.7 10.4 13.5 13.5 12.3 13.2 13.3 20.8 21.5 22.3 14.6 15.5 16.1 35.4 36.9 38.4 3Q20 2Q21 3Q21 Attributable equity Minority interest Q/Q% = 3.9% Y/Y% = 8.4% 20.8 21.5 22.3 3Q20 2Q21 3Q21 Q/Q% = 4.1% Y/Y% = 7.3% Total equity / Assets 8.3% 7.9% 10.9% 10.7% 10.6% 8.1% Tangible equity ratio (1) Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) Capital (1) Tangible Equity Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwi ll and other Intangibles (2) For 3Q20 Total Tier 1: CET1 :8.5% and AT1: 1.2%, for 2Q21 under Basel III : Total Tier 1: CET1 :8.9% and AT1: 1.2% and for 3Q 21 under Basel III : Total Tier 1: CET1 :9.9% and AT1: 1.3% . (2) (2) (2)

16 5.08% 4.92% 4.93% 3Q20 2Q21 3Q21 2.37% 2.30% 2.95% Cost of funds NIM – Net Interest Margin Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) Net Interest Income (1) (Trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities hel d for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 5.0% for 3Q21 and 2Q21, and 4.9% for 3Q20. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income inves tme nt securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 5.79% 5.79% 5.82% 3Q20 2Q21 3Q21 Avg. Yield on loans 9.05% 8.28% 8.37% 1.78% 1.44% 1.39% 3Q20 2Q21 3Q21 Avg. Yield on fixed income and interbank & overnight funds 3.94% 3.93% 5.04% 3Q20 2Q21 3Q21 3Q21 / 3Q20 3Q21 / 2Q21 3.2 3.3 3.3 2.9% 2.3%

Fees and other operating income

Figures in Ps. Billions

Gross fee income

Y/Y% = 13.1% ; (Exc. Fx = 11.7%)

Q/Q% = 9.4%; (Exc. Fx = 7.6%)



1,445.9
2.6%
19.9%
6.3%
71.2%
1,494.6
2.6%
19.8%
5.5%
72.1%
1,635.0
2.8%
19.8%
5.2%
72.3%
3Q20
2Q21
3Q21

	Y/Y%	Y/Y% (Exc. FX)	Q/Q%	Q/Q% (Exc. FX)
Banking fees	14.8	12.9	9.6	7.1
Trust activities	-6.6	-6.6	4.4	4.4
Pension fees	12.3	12.2	9.1	8.9
Other	19.2	19.2	16.2	16.2

% Growth excluding FX movement of Central American Operations

Non-financial sector [(1)]

	3Q20	2Q21	3Q21
Energy & gas	194	300	266
Infrastructure	637	729	520
Hotels	-16	-6	3
Agribusiness	5	11	13
Other [(2)]	-86	-93	-91
Total	**734**	**941**	**711**

(1) Net income from sales of goods and services
(2) Reflects net NFS from Nexa BPO, Megalinea and Aportes en Línea call-centers and other subsidiaries

Other operating income

	3Q20	2Q21	3Q21
Foreign exchange gains (losses), net	222	48	26
Net income (loss) on financial derivatives	-50	140	136
Other trading income on derivatives	39	24	20
Derivatives and foreign exchange gains (losses), net (1)	212	212	182
Gains on valuation of assets	-4	0	6
Net income from other financial instruments mandatory at FVTPL	60	63	63
Net gain on sale of investments and OCI realization	313	75	78
Gain on the sale of non-current assets held for sale	9	11	9
Income from non-consolidated investments[(2)]	55	87	128
Other income from operations	85	87	88
Total other income from operations	**729**	**534**	**553**

Exc. FX = Growth excluding FX movement of Central American Operations
(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

17

Grupo AVAL

18 3.1% 3.2% 3.3% 3Q20 2Q21 3Q21 Efficiency ratios Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Cost to income Cost to assets Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets . 44.0% 45.4% 47.1% 3Q20 2Q21 3Q21

19 Profitability Figures in Ps. Billions Net income attributable to controlling interest ROAA (1) ROAE (2) (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity 690.9 949.5 779.7 3Q20 2Q21 3Q21 $35.0 $42.6 $31.0 1.5% 2.0% 1.4% 3Q20 2Q21 3Q21 13.6% 18.2% 14.2% 3Q20 2Q21 3Q21

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel